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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                              PAMRAPO BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    697738102
                    ----------------------------------------
                                 (CUSIP Number)

                               Marc P. Levy, Esq.
                         Muldoon, Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 362-0840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.


                                                                 SEC 300 (07-98)


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                                  SCHEDULE 13D

CUSIP No. 697738102                                    Page  2  of  4  Pages
                                                            ---    ---


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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Richmond County Financial Corp.  06-1498455

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

             WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                       7   SOLE VOTING POWER
      NUMBER OF               132,400
       SHARES             ------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                   0
        EACH              ------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                 132,400
        WITH              ------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                                 0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             132,400 Shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             4.65%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
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      This  Amendment  amends the  statement  on Schedule 13D filed on March 23,
1999, relating to the common stock, par value $0.01 per share, of Pamrapo Bancorp, Inc. ("Pamrapo"), a corporation organized under the laws of the state of Delaware. Except as stated in this Amendment, there has been no change in the information previously reported.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

      (a) Richmond County beneficially owns 132,400 shares of Pamrapo common stock or 4.65% of outstanding shares.

          Michael  F.  Manzulli,  Chief  Executive  Officer  and   Chairman   of
Richmond County, owns 400 shares of Pamrapo common stock.

      (b) Richmond County has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 132,400 shares of Pamrapo common stock.

          Mr. Manzulli has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 400 shares of Pamrapo common stock.

      (c) On March 22, 1999, Bayonne was merged with and into Richmond County, with Richmond County being the surviving corporation. Concurrent with such merger, Richmond County acquired 83,100 shares of Pamrapo common stock, constituting those shares held by Bayonne at the time of the merger. This caused Richmond County's ownership to increase to over 5% of the voting shares of Pamrapo. Because Section 1467(a)(10)(e) of the Home Owners' Loan Act prohibits a savings and loan holding company from acquiring more than 5% of the voting shares of another savings institution or savings and loan holding company that is not a subsidiary, Richmond County had to reduce its ownership of Pamrapo common stock. Accordingly, on April 21, 1999, Richmond County, through a broker, sold 100,000 shares of Pamrapo common stock to Pamrapo at $23.69 per share.

      (d) No person other than Richmond County has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Richmond County. No person other than Mr. Manzulli has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Pamrapo common stock that may be deemed beneficially owned by Mr. Manzulli.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       RICHMOND COUNTY FINANCIAL CORP.



                                       By: /s/ Michael F. Manzulli
                                           -------------------------------------
                                           Michael F. Manzulli
                                           President and Chief Executive Officer


Date: April 26, 1999



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